
03031041

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

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# FORM 11-K

SEP 15 2003

**ANNUAL REPORT**
**PURSUANT TO SECTION 15(d) OF THE**
**SECURITIES AND EXCHANGE ACT OF 1934**



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended September 30, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to ________

Commission file number 1-8137

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Pacific Corporation 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Pacific Corporation
3770 Howard Hughes Parkway, Suite 300, Las Vegas, NV 89109

# *American Pacific Corporation 401(k) Plan*

*Financial Statements as of September 30, 2002 and 2001 and for the Years Then Ended and Supplemental Schedule as of September 30, 2002 and Independent Auditors' Report*

# AMERICAN PACIFIC CORPORATION 401(k) PLAN

## TABLE OF CONTENTS



NOTE: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are inapplicable.

Deloitte & Touche LLP
490 North Tower
3773 Howard Hughes Parkway
Las Vegas, Nevada 89109-0950

Tel: (702) 893-3100
Fax: (702) 369-1736
www.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

Trustees and Participants
American Pacific Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of American Pacific Corporation ("AMPAC") 401(k) Plan (the "Plan") as of September 30, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of September 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

July 11, 2003

# AMERICAN PACIFIC CORPORATION 401(k) PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS SEPTEMBER 30, 2002 AND 2001

| ASSETS | 2002 | 2001 |
|---|---|---|
| INVESTMENTS (Note 3): | | |
| Mutual fund accounts | $3,153,904 | $3,240,438 |
| Money market funds | 108,189 | 79,181 |
| Common stock | 331,711 | 484,786 |
| Participant loans | 374,777 | 313,812 |
| Total investments | 3,968,581 | 4,118,217 |
| PARTICIPANT CONTRIBUTIONS RECEIVABLE | 33,889 | 36,748 |
| NET ASSETS AVAILABLE FOR PLAN BENEFITS | $4,002,470 | $4,154,965 |

See the accompanying notes to financial statements.

# AMERICAN PACIFIC CORPORATION 401(k) PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED SEPTEMBER 30, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| ADDITIONS: | | |
| Investment income: | | |
| Dividend and interest income | $ 1,612 | $ 4,399 |
| Interest from loans | 29,127 | 34,647 |
| Participant contributions | 505,168 | 512,671 |
| Total additions | 535,907 | 551,717 |
| DEDUCTIONS: | | |
| Net depreciation in fair value of investments | 550,837 | 1,209,542 |
| Benefits paid to participants | 133,223 | 602,571 |
| Plan expenses | 4,342 | 2,912 |
| Total deductions | 688,402 | 1,815,025 |
| DECREASE IN NET ASSETS | (152,495) | (1,263,308) |
| NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR | 4,154,965 | 5,418,273 |
| NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR | $4,002,470 | $ 4,154,965 |

See the accompanying notes to financial statements.

# AMERICAN PACIFIC CORPORATION 401(k) PLAN

## NOTES TO FINANCIAL STATEMENTS
## SEPTEMBER 30, 2002 AND 2001

### 1. SUMMARY PLAN DESCRIPTION

The following description of the American Pacific Corporation ("AMPAC") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document, as amended, for a more complete description of the Plan's provisions.

***General***—The Plan is a defined contribution plan open to all employees with 1,000 service hours or more, who are not members of a collective bargaining unit of the Company. Each employee is eligible to participate on the first day of each fiscal quarter following a 90-day probation from the date of employment. The Board of Directors of the Company controls and manages the operation and administration of the Plan. Prudential Mutual Fund Services, Inc. ("Prudential") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

***Contributions***—Each year, participants may contribute the maximum allowed by the Internal Revenue Code. In addition, the Plan allows for catch-up contributions by employees age 50 and older. The Company, at its discretion, may contribute to the Plan. No such discretionary contributions were made for the year ended September 30, 2002. Participants may also contribute amounts representing distributions from other qualified plans.

***Participant Accounts***—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution and allocations of participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

***Investments***—Participants direct the investment of their own contributions into various investment options offered by the Plan. The Plan currently offers 16 investment options for participants.

***Vesting***—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

***Payment of Benefits***—On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or elect to have all the distribution paid in a direct rollover to another qualified employer plan, or a combination of the above.

***Participant Loans***—Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 10%. Principal and interest are paid ratably through payroll deductions.

## 2. SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting***—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

***Risks and Uncertainties***—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

***Investment Valuation and Income Recognition***—The Plan's investments are stated at their fair market value at year-end based on quoted market prices. Participant loans are valued at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net unrealized appreciation or depreciation for the year is reflected in the statements of changes in net assets available for benefits.

***Payment of Benefits***—Benefit payments to participants are recorded upon distribution. There were no unpaid balances for accounts of persons who elected to withdraw from the Plan at September 30, 2002 and 2001.

***Expenses***—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

***Reclassifications***—Certain amounts in the financial statements for 2001 have been reclassified to conform to the presentation in 2002.

## 3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of September 30 are as follows:

| | 2002 | 2001 |
|---|---|---|
| Mutual funds: | | |
| Prudential Value Fund, 31,016 and 25,895 shares, respectively | $ 352,037 | $ 410,179 |
| Prudential Government Income Fund, 33,259 and 23,192 shares, respectively | 314,302 | 212,210 |
| Prudential Short-Term Corporate Bond Fund, 32,745 and 27,410 shares, respectively | 373,953 | 319,054 |
| Prudential Jenison Growth Fund, 33,563 and 28,710 shares, respectively | 326,568 | 358,871 |
| Oppenheimer Quest Balance Fund, 31,268 and 24,282 shares, respectively | 357,704 | 396,278 |
| Van Kampen Emerging Growth Fund, 16,002 and 14,136 shares, respectively | 465,489 | 545,796 |
| EuroPacific Growth Fund, 20,887 and 20,858 shares, respectively | 449,482 | 524,580 |
| Davis NY Venture A Fund, 18,650 and 15,406 shares, respectively | 367,040 | 352,175 |
| Other: | | |
| AMPAC Stock Portfolio, 39,070 and 68,280 shares, respectively | 331,711 | 484,786 |
| Participant loans | 374,777 | 313,812 |

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $550,837 and $1,209,542, respectively:

| | 2002 | 2001 |
|---|---|---|
| Prudential Utility Fund | $ (11,245) | $ (5,227) |
| Prudential Value Fund | (94,128) | (22,221) |
| Prudential Government Income Fund | 24,332 | 21,526 |
| Prudential High Yield Fund | (629) | (883) |
| Prudential Short-Term Corporate Bond Fund | 12,648 | 34,878 |
| Prudential Jenison Growth Fund | (98,844) | (285,627) |
| Oppenheimer Quest Balance Fund | (128,727) | 20,824 |
| Van Kampen Emerging Growth Fund | (160,804) | (628,800) |
| Seligman Communication & Technology Fund | (23,987) | (36,079) |
| Euro Pacific Growth Fund | (62,400) | (195,997) |
| Franklin Small Mid-Cap Growth Fund | (18,941) | (16,871) |
| Davis NY Venture A Fund | (67,806) | (100,132) |
| AMPAC Stock Portfolio | 79,694 | 54,472 |
| Fidelity Growth Fund | | (49,286) |
| Fidelity Strategy Fund | | (119) |
| Net depreciation of investments | $ (550,837) | $ (1,209,542) |

## 4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential. Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At September 30, 2002 and 2001, the Plan held 39,070 and 68,280 units, respectively, of common stock of American Pacific Corporation, the sponsoring employer, with a cost basis of $322,834 and $414,517, respectively.

## 5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

## 6. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on August 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## 7. SUBSEQUENT EVENT

Effective October 1, 2002, the Plan changed its trustee from Prudential to Franklin Templeton Investments.

* * * * * *

## AMERICAN PACIFIC CORPORATION 401(k) PLAN

**FORM 5500, SCHEDULE H, PART IV, LINE 4i**
**SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**SEPTEMBER 30, 2002**

| | Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment | Cost | Current Value |
|---|---|---|---|---|
| * | Prudential Mutual Fund Services, Inc. | Prudential Utility Fund | ** | $ 20,860 |
| * | Prudential Mutual Fund Services, Inc. | Prudential Value Fund | ** | 352,037 |
| * | Prudential Mutual Fund Services, Inc. | Prudential Government Income Fund | ** | 314,302 |
| * | Prudential Mutual Fund Services, Inc. | Prudential High Yield Fund | ** | 15,105 |
| * | Prudential Mutual Fund Services, Inc. | Prudential Short-Term Corporate Bond Fund | ** | 373,953 |
| * | Prudential Mutual Fund Services, Inc. | Prudential Jenison Growth Fund | ** | 326,568 |
| | Oppenheimer Funds | Oppenheimer Quest Balance Fund | ** | 357,704 |
| | Van Kampen Funds | Van Kampen Emerging Growth Fund | ** | 465,489 |
| | Seligman Funds | Seligman Communication & Technology Fund | ** | 59,708 |
| | EuroPacific Funds | EuroPacific Growth Fund | ** | 449,482 |
| | Franklin Funds | Franklin Small Mid-Cap Growth Fund | ** | 51,656 |
| | Davis Funds | Davis NY Venture A Fund | ** | 367,040 |
| * | Prudential Mutual Fund Services, Inc. | Prudential Money Market | ** | 77,237 |
| * | Prudential Mutual Fund Services, Inc. | Prudential Money Market Assets | ** | 20,048 |
| * | Prudential Mutual Fund Services, Inc. | Prudential Government Security Money Market | ** | 10,904 |
| * | American Pacific Corp. | AMPAC Stock Portfolio | ** | 331,711 |
| * | Various participants | Participant loans (maturing February 2003 to August 2022 at an interest rate of 10%) | | 374,777 |
| | Total | | | $3,968,581 |

* Represents a party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

(1271312)

## SIGNATURES

*The Plan*. Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pacific Corporation 401(k) Plan

By: American Pacific Corporation, as Plan Administrator



September 12, 2003

By: ______________________

John R. Gibson
President and Chief Executive Officer

## EXHIBIT INDEX

| Exhibit Index | Description |
|---|---|
| 23.1 | Consent of Deloitte & Touche LLP, Independent Auditors |
| 99.1 | Certification of John R. Gibson, Chairman and Chief Executive Officer of American Pacific Corporation, Pursuant to 18 U.S.C. Section 1350 |
| 99.2 | Certification of David N. Keys, Executive Vice President and Chief Financial Officer of American Pacific Corporation, Pursuant to 18 U.S.C. Section 1350 |

Exhibit 23.1

## INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement on Form S-8 dated September 12, 2003, of our report dated July 11, 2003, appearing in this Annual Report on Form 11-K of American Pacific Corporation 401(k) Plan for the year ended September 30, 2002, respectively.

Deloitte & Touche LLP

Las Vegas, Nevada

September 10, 2003

Exhibit 99.1

**Certification Pursuant to 18 U.S.C. Section 1350**

In connection with the Annual Report of the American Pacific Corporation 401(k) Plan (the "Plan") on Form 11-K for the period ended September 30, 2002 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, John R. Gibson, Chairman and Chief Executive Officer of American Pacific Corporation (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Plan and will be retained by the Plan and furnished to the SEC or its staff upon request.

Date: September 12, 2003



John R. Gibson
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 99.2

**Certification Pursuant to 18 U.S.C. Section 1350**

In connection with the Annual Report of the American Pacific Corporation 401(k) Plan (the "Plan") on Form 11-K for the period ended September 30, 2002 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, David N. Keys, Executive Vice President and Chief Financial Officer of American Pacific Corporation (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Plan and will be retained by the Plan and furnished to the SEC or its staff upon request.

Date: September 12, 2003



David N. Keys
Chief Financial Officer
(Principal Financial Officer)